Filed pursuant to Rule 424(b)(3)

Registration No. 333-263323

PROSPECTUS SUPPLEMENT NO. 2, DATED MARCH 28, 2025

TO THE PROSPECTUS, DATED MAY 4, 2022

Series J Redeemable Preferred Stock

Series K Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

Maximum of 20,000,000 Shares in Primary Offering

Maximum of 8,000,000 Shares Pursuant to Dividend Reinvestment Plan

This prospectus supplement no. 2 (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ashford Hospitality Trust, Inc., dated May 4, 2022 (the “Prospectus”) as supplemented by supplement no. 1 dated September 14, 2022. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. When used in this Supplement, the terms “our company,” “we,” “us,” or “our” refer to Ashford Hospitality Trust, Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries, including our operating partnership, Ashford Hospitality Limited Partnership, a Delaware limited partnership (“Ashford Trust OP”).

The purpose of this Supplement is to disclose the information required pursuant Instruction 7 to General Instructions I.B.6 of Form S-3 and to provide additional information with respect to the status of the offering.

COVER PAGE

On March 21, 2025, upon filing our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, we became subject to the offering limits in General Instruction I.B.6 of Form S-3. As of the date of this Supplement, the aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $56.1 million, which was calculated based on 5,714,042 shares of our outstanding common stock held by non-affiliates as of March 27, 2025, and a price of $9.81 per share, the closing price of our common stock on February 13, 2025, which is the highest closing sale price of our common stock on the New York Stock Exchange (the “NYSE”) within the prior 60 days. As of the date of this Supplement, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to, and including, the date of this Supplement.

As a result of the limitations set forth in General Instruction I.B.6, the maximum amount of the Preferred Stock we are eligible to sell prior to the termination of the primary portion of the offering on March 31, 2025, is up to 747,396 shares of the Series J Preferred Stock or the Series K Preferred Stock. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in public primary offerings on Form S-3 with a value exceeding one-third of our public float (as defined by General Instruction I.B.6) in any 12-calendar month period so long as our public float remains below $75.0 million.

Status of the Offering

Our primary offering will terminate on March 31, 2025 (the “Termination Date”). The offering period for the DRP will extend beyond the Termination Date and will terminate upon the issuance of all of the shares of Preferred Stock under the DRP or such earlier time as determined by our board of directors.